Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68725

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2024</u> AND ENDING <u>12/31/2024</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Sherman & Company LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>6302 Fairview Road, Ste 320</u>
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pamela Carico	803-325-5265	pcarico@sherman-company.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Ferrara CPA</u>
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **F. Laughton Sherman**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Sherman & Company LLC**, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURA D NESTICO
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Signature: F. L. L.

Title: CEO

Laura D Nestico
My commission expires 8/29/2026
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sherman & Company LLC

STATEMENT OF FINANCIAL CONDITION

as of

December 31, 2024

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sherman & Company LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Sherman & Company LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sherman & Company LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sherman & Company LLC's management. My responsibility is to express an opinion on Sherman & Company LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sherman & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Sherman & Company LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 24, 2025

SHERMAN & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Current Assets	
Cash	$ 6,590,033
Marketable securities (at fair value)	8,382
Accounts receivable	91,059
Prepaid expenses	57,492
Deposits	6,190
Other current assets	124
Current Assets	6,753,280
Non-Current Assets	
Fixed assets, net of depreciation	271,231
Total Assets	$ 7,024,511

LIABILITIES AND MEMBER EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 61,787
Amount due SIPC	7,345
Deferred revenue	60,233
Deferred rent benefit	11,751
Due to parent	987,643
Total Current Liabilities	1,128,759

Commitments and Contingencies (Note 10)

Member Equity	5,895,752
Total Liabilities & Member Equity	$ 7,024,511

See accompanying notes.

1 Organization and Nature of Business

Sherman & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective June 14, 2011. The Company is a limited liability company organized under the laws of the State of North Carolina and a wholly-owned subsidiary of Sherman & Company Holdings LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, fairness opinions/valuations, and regulatory advisory.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and related rules and regulations of the SEC. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates or assumptions that affect the reported amounts and disclosures in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer.

Revenue Recognition (*continued*)

The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory and other fees.

These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, valuations, leveraged buyouts, and fundraising activity.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the Company accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. Total deferred revenue was $60,233 at December 31, 2024.

Income Taxes

The Company elected S corporation status effective January 1, 2014. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Marketing Costs

Marketing costs are charged to expenses as incurred. The Company incurred $41,245 in marketing costs for the year ended December 31, 2024. Such amount is included in marketing on the accompanying Statement of Income.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Accounts Receivable

The company evaluated the collectibility of accounts receivable and has determined no valuation allowance is necessary. The terms are due upon providing services. Accounts Receivable was $91,059 at December 31, 2024. Accounts receivable are not collateralized.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with advisory and retainer fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

Concentrations

For the year ended December 31, 2024, 86% of revenue was earned from five customers. These are included in advisory fees on the accompanying Statement of Income.

3 Related Party Transactions

Per the terms of the expense sharing agreement, the Company reimburses the Parent for certain expenses including payroll and general office expenses, and these expenses were classified accordingly on the accompanying Statement of Income. The Company paid $4,972,345 to the Parent for such expenses for the year ended December 31, 2024. At December 31, 2024 the Company had $987,643 due to the Parent, and such amount is reflected on the accompanying Statement of Financial Condition.

In 2016, the Company entered into a rental agreement with a related party of the Company to rent an apartment in New York City when Company employees travel there for business. The total amount paid to the related party for apartment rental was $6,000 for the year ended December 31, 2024. The Company also pays rent and office equipment leases on behalf of its parent for its Charlotte and New York offices. The total amount paid for equipment leases and rent was $142,827.

4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $ 5,468,399 which was $ 5,393,148 in excess of its required net capital of $ 75,251. The company's percentage of aggregate indebtedness to net capital was 20.64%.

5 Cash and Cash Equivalents

The Company defines cash and cash equivalents as money market funds and other highly liquid investments with original maturities of 90 days or less. Cash and cash equivalents (if any) are stated at cost, which approximates fair value due to the short-term nature and liquidity of these financial instruments. For disclosure purposes, cash equivalents are categorized as Level 1 in the fair value hierarchy. Cash and cash equivalents are subject to credit risk and were primarily maintained in demand deposit accounts with a financial institution. Interest and dividends related to cash and cash equivalents is recorded in interest income in the Statements of Income.

6 Deferred Rent Benefit

The Parent entered into an amendment to its office lease for the Company's Charlotte office in May 2021. The lease includes an abatement period of five (5) months. The Deferred Rent Benefit is the unamortized portion of the abated rent. $6,715 is recognized as a reduction of rent expense on the accompanying statement of income.

7 Fixed Assets

The company records fixed assets at cost and depreciate over a 5-7 year estimated useful life using the straight-line method. Maintenance and repairs are charged to income and purchases over $2,500 are capitalized.

Depreciation expense is $3,552 for 2024.

8 Fair Value Measurements - Investments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards set a framework for measuring fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market.

Level 1:
Quoted prices in active markets for identical assets or liabilities.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities,quoted prices in markets that are not active, or inputs (interest rates) that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Inputs that are not observable in the market and reflect management's judgment about the assumptions that market participants would use in pricing the asset or liability.

The following is a summary of investments, stated at fair value, held at December 31, 2024 for Level I

Fair Value of Investments:	2024
Equities	$ 8,382

Investment Income for the year ended December 31, 2024:

Interest on Cash on Hand	$ 279,157
Realized Gain on U.S. Treasury Bills	1,267
Dividend Income	198
Unrealized Gain on Equities	1,055
	$ 281,677

9 Fair Value Measurements – Investments (continued)

Cash, accounts receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 3 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

11 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a variety of investment banking services (as discussed in Note 1 above), all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make profit distributions to its Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12 Subsequent Events

The Company has evaluated subsequent events through March 24, 2025, the date that its financial statements were available to be issued and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.